OWER BANCORP INC.





2004 ANNUAL REPORT

MISSION STATEMENT

It is our primary intent to maintain our status as an independent corporate entity and to conduct our business through our annually-elected Board of Directors; our business purpose is to provide a broad range of financial services through the establishment of community banking centers; these financial services will be tailored to the customers served and will be as flexible as possible within the constraints of profitability and regulatory compliance; the community offices will be established within our market area in communities where our organization can make a positive contribution, and where our investment will produce an acceptable return to our shareholders.

"The First National Bank of Greencastle is celebrating its 140th anniversary.
While we take pride in our history,
we also look forward to future opportunities to expand our products,
extend our reach and enhance the value of your investment."



BOARD OF DIRECTORS

From Left to Right: Jeff B. Shank, James H. Craig, Jr., Mark E. Gayman, Frederic M. Frederick, Lois E. Easton, Kermit G. Hicks, Robert L. Pensinger

DEAR SHAREHOLDER,

We are pleased to provide you with the 2004 annual report that details the progress of your investment in Tower Bancorp Inc. and its subsidiary, The First National Bank of Greencastle.

Net income for the corporation was $4,722,908 or $2.73 per share, a 4.6% decrease from the previous year. The decrease was primarily the result of an 8% reduction in the bank's net interest margin as interest rates remained at historical low levels throughout 2004. Also contributing to the decrease was a 16% reduction in securities gains taken from the equity portfolio in 2004 versus 2003.

Regular cash dividends increased 11% to $.82 per share, making 2004 the 15th straight year of increased cash dividends. The total cash payout to Tower shareholders in 2004 was $1,417,000.

In 2004, total loans grew $15 million or 7.2%. Likewise, total deposits grew $23 million or 11.3%, producing the largest annual growth in deposits in our bank's history.

The First National Bank of Greencastle is celebrating its 140th anniversary. While we take pride in our history, we also look forward to future opportunities to expand our products, extend our reach and enhance the value of your investment.



The directors and employees of The First National Bank of Greencastle, through their talents and determination, continue to meet our goals and objectives. On behalf of the employees and Board of Directors, we would like to thank you for your investment, confidence and continued support.

Sincerely,



Jeff B. Shank
President/CEO



Kermit G. Hicks
Chairman of the Board



Net Income (In Millions)
$6
5
4
3
2
1
0
4.1
4.0
4.9
5.0
4.7
2000
2001
2002
2003
2004



Cash Dividend Paid (In Thousands)
$2500
2000
1500
1000
500
0
986
1,965
1,086
1,147
2,149
1,263
1,417
2000
2001
2002
2003
2004
Special Dividends



Total Assets (In Millions)
$400
300
250
200
150
100
50
0
225
246
262
300
317
1999
2000
2001
2002
2003



Total Loans (In Millions)
$250
200
150
100
50
0
148
167
187
214
229
1999
2000
2001
2002
2003



Total Deposits (In Millions)
$250
200
150
100
50
0
177
177
187
207
230
2000
2001
2002
2003
2004


SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Board of Directors
Tower Bancorp Inc.
Greencastle, Pennsylvania

We have audited the accompanying consolidated balance sheets of Tower Bancorp Inc. and its wholly-owned subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tower Bancorp Inc. and its wholly-owned subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U. S. generally accepted accounting principles.

Smith Elliott Kearns & Company LLC

Chambersburg, Pennsylvania
January 18, 2005

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
	(000 OMITTED)	
ASSETS		
Cash and due from banks	$ 10,045	$ 8,929
Interest bearing deposits with banks	196	675
Investment Securities		
Available for sale	62,871	63,076
Restricted Bank stock; at cost which approximates fair value	2,858	3,219
Loans		
Commercial, financial and agricultural	40,257	38,703
Real estate – Mortgages (net of deferred loan origination fees; $1,151 – 2004; $ 998 – 2003)	171,415	155,649
Real estate – Construction and land development	6,793	7,156
Consumer	11,004	12,559
	229,469	214,067
Less: Allowance for loan losses	(1,902)	(1,864)
Total loans	227,567	212,203
Premises, equipment, furniture and fixtures	4,030	4,158
Real estate owned other than premises	983	476
Prepaid federal taxes	0	241
Accrued interest receivable	904	962
Cash surrender value of life insurance	7,070	6,659
Other assets	366	140
Total assets	**$ 316,890**	**$ 300,738**
LIABILITIES		
Deposits in domestic offices		
Demand, noninterest bearing	$ 23,944	$ 18,412
Savings	122,625	116,484
Time	83,721	72,069
Total deposits	**230,290**	**206,965**
Liabilities for other borrowed funds	34,932	47,373
Accrued interest payable	265	204
Accrued federal tax	37	0
Deferred income tax charges	4,114	3,274
Other liabilities	3,181	2,484
Total liabilities	**272,819**	**260,300**
STOCKHOLDERS' EQUITY		
Stockholders' equity		
Common Stock: no par value, authorized 5,000,000 shares, issued 1,780,100 shares	2,225	2,225
Additional paid-in capital	6,782	6,763
Retained earnings	28,177	25,765
Accumulated other comprehensive income	8,801	7,006
	45,985	41,759
Less: Cost of treasury stock, 58,109 shares – 2004; 45,595 shares - 2003	(1,914)	(1,321)
Total stockholders' equity	**44,071**	**40,438**
Total liabilities and stockholders' equity	**$ 316,890**	**$ 300,738**

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(000 OMITTED)	
INTEREST AND DIVIDEND INCOME			
Interest and fees on loans	$ 12,031	$ 12,073	$ 13,130
Interest and dividends on investment securities			
Taxable	997	1,091	1,352
Federal tax exempt	1,059	1,117	1,153
Interest on federal funds sold	0	1	0
Interest on deposits with banks	39	68	145
Total interest income	14,126	14,350	15,780
INTEREST EXPENSE			
Interest on time certificates of deposit of $ 100,000 or more	378	442	709
Interest on other deposits	1,929	2,200	3,088
Interest on borrowed funds	1,704	1,625	1,455
Total interest expense	4,011	4,267	5,252
Net interest income	10,115	10,083	10,528
Provision for loan losses	360	360	310
Net interest income after provision for loan losses	9,755	9,723	10,218
OTHER INCOME			
Investment services income	79	31	0
Service charges on deposit accounts	992	864	621
Other service charges, collection and exchange charges, commissions and fees	559	431	390
Investment securities gains	2,648	3,143	1,720
Other income	58	56	326
	4,336	4,525	3,057
OTHER EXPENSES			
Salaries, wages and other employee benefits	4,078	3,901	3,558
Occupancy expense	456	397	353
Furniture and equipment expenses	1,246	1,197	1,222
Other operating expenses	1,899	1,981	1,526
	7,679	7,476	6,659
Income before income taxes	6,412	6,772	6,616
Applicable income tax expense	1,689	1,821	1,763
Net income	$ 4,723	$ 4,951	$ 4,853
Earnings per share:			
Basic earnings per share	$ 2.73	$ 2.86	$ 2.79
Weighted average shares outstanding	1,727,856	1,733,477	1,737,298
Diluted earnings per share	$ 2.69	$ 2.81	$ 2.76
Weighted average shares outstanding	1,756,044	1,760,563	1,760,989

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2004, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
			(000 OMITTED)			
Balance at December 31, 2001	2,225	6,707	19,604	863	(881)	28,518
Comprehensive income:						
Net income	0	0	4,853	0	0	4,853
Net unrealized gain on available for sale securities (net of tax $ 686)	0	0	0	1,332	0	1,332
Total comprehensive income						6,185
Cash dividends declared on common stock ($ .84 per share)	0	0	(1,458)	0	0	(1,458)
Purchase of treasury stock (21,127 shares)	0	0	0	0	(546)	(546)
Sale of treasury stock (6,637 shares)	0	6	0	0	161	167
Balance at December 31, 2002	$ 2,225	$ 6,713	$ 22,999	$ 2,195	($ 1,266)	$ 32,866
Comprehensive income:						
Net income	0	0	4,951	0	0	4,951
Net unrealized gain on available for sale securities (net of tax $2,478)	0	0	0	4,811	0	4,811
Total comprehensive income						9,762
Cash dividends declared on common stock ($1.26 per share)	0	0	(2,185)	0	0	(2,185)
Purchase of treasury stock (14,833 shares)	0	0	0	0	(513)	(513)
Sale of treasury stock (16,528 shares)	0	50	0	0	458	508
Balance at December 31, 2003	$ 2,225	$ 6,763	$ 25,765	$ 7,006	($ 1,321)	$ 40,438
Comprehensive income:						
Net income	0	0	4,723	0	0	4,723
Net unrealized gain on available for sale securities (net of tax $925)	0	0	0	1,795	0	1,795
Total comprehensive income						6,518
Cash dividends declared on common stock ($1.34 per share)	0	0	(2,311)	0	0	(2,311)
Purchase of treasury stock (20,436 shares)	0	0	0	0	(835)	(835)
Sale of treasury stock (8,079 shares)	0	19	0	0	242	261
Balance at December 31, 2004	$ 2,225	$ 6,782	$ 28,177	$ 8,801	($ 1,914)	$ 44,071

The Notes to Consolidated Financial Statements are an integral part of these statements.

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(000 OMITTED)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,723	$ 4,951	$ 4,853
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	392	386	429
(Gain) on sale of investment securities	(2,648)	(3,143)	(1,720)
Provision for deferred taxes	(83)	(8)	8
(Increase) decrease in:			
Other assets	(226)	229	412
Interest receivable	58	51	183
Prepaid income taxes	278	(58)	(132)
Cash surrender value of life insurance	(411)	(353)	(409)
Increase (decrease) in:			
Interest payable	61	(83)	(142)
Other liabilities	(196)	425	135
Net cash provided by operating activities	1,948	2,397	3,617
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net (increase) in loans	(15,364)	(26,298)	(19,806)
Purchases of property and equipment	(773)	(794)	(1,058)
Net decrease in interest bearing deposits with banks	479	969	1,073
Maturity/sales of available for sale securities	11,617	12,800	15,820
Purchases of available for sale securities	(4,512)	(13,754)	(6,136)
Purchase of Federal Home Loan Bank stock	(1,172)	(909)	(940)
Purchase of life insurance policies	0	0	(1,850)
Net cash (used) by investing activities	(9,725)	(27,986)	(12,897)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	$23,325	$ 19,408	$ 9,958
Borrowings (payments) on short-term borrowings	(12,441)	3,321	(3,289)
Borrowings on long-term debt	0	5,000	5,000
Purchase of treasury stock	(835)	(513)	(546)
Proceeds from sale of treasury stock	261	508	167
Cash dividends paid	(1,417)	(2,149)	(1,147)
Net cash provided by financing activities	8,893	25,575	10,143
Net increase(decrease) in cash and cash equivalents	1,116	(14)	863
Cash and cash equivalents at beginning of year	8,929	8,943	8,080
Cash and cash equivalents at end of year	$10,045	$ 8,929	$ 8,943
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:			
CASH PAID DURING THE YEAR FOR:			
Interest	$ 3,949	$ 4,350	$ 5,393
Income taxes	1,737	1,755	1,861
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Unrealized gain (loss) on securities available for sale (net of tax effects)	$ 1,795	$ 4,811	$ 1,332

The Notes to Consolidated Financial Statements are an integral part of these statements.

[illegible]
ACCOUNTING POLICIES

NATURE OF OPERATIONS
Tower Bancorp's primary activity consists of owning and supervising its subsidiary, The First National Bank of Greencastle (the Bank), which is engaged in providing banking and bank related services in South Central Pennsylvania, principally Franklin County. Its nine offices are located in Greencastle, Quincy, Shady Grove, Laurich, Waynesboro, Chambersburg (2), and Mercersburg, Pennsylvania; and Hagerstown, Maryland.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiary, The First National Bank of Greencastle. All significant intercompany transactions and accounts have been eliminated.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowances for losses on loans and foreclosed real estate. Such agencies may require the Corporation to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

INVESTMENT SECURITIES
The Corporation's investments in securities are classified in three categories and accounted for as follows:

- **TRADING SECURITIES.** Securities held principally for resale in the near term are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.
- **SECURITIES TO BE HELD TO MATURITY.** Bonds and notes for which the Corporation has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.
- **SECURITIES AVAILABLE FOR SALE.** Securities available for sale consist of securities not classified as trading securities nor as securities to be held to maturity. These are securities that management intends to use as a part of its asset and liability management strategy and may be sold in response to changes in interest rates, resultant prepayment risk and other related factors.

Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in other comprehensive income.
Gains and losses on the sale of securities available for sale are determined using the specific-identification method. Fair values for investment securities are based on quoted market prices.

The Corporation had no trading or held to maturity securities in 2004 or 2003.

RESTRICTED BANK STOCK
The Corporation is required to maintain minimum investment balances in The Federal Reserve Bank, Federal Home Loan Bank and Atlantic Central Banker's Bank. These investments are carried at cost because they are not actively traded and have no readily determinable market value.

PREMISES, EQUIPMENT, FURNITURE AND FIXTURES AND DEPRECIATION
Premises, equipment, and furniture and fixtures are carried at cost less accumulated depreciation. Depreciation has been provided generally on the straight-line method and is computed over the estimated useful lives of the various assets as follows:

	Years
Premises	15-40
Equipment, furniture and fixtures	3-15

Repairs and maintenance are charged to operations as incurred.

FORECLOSED PROPERTY
Includes foreclosed properties for which the institution has taken physical possession in connection with loan foreclosure proceedings.

At the time of foreclosure, the real estate is recorded at the lower of the Corporation's cost (loan balance) or the asset's fair value, less estimated costs to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. Costs incurred in maintaining foreclosed real estate and subsequent write-downs to reflect declines in the fair value of the property are included in operations.

RETIREMENT PLAN
The Corporation has a money purchase pension plan which covers all full-time employees who have attained the age of twenty (20) and have completed a minimum of one year of continuous service with the Corporation. The Corporation's policy is to fund pension costs accrued.

ACCOUNTING POLICIES (CONTINUED)

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are stated at the amount of unpaid principal, reduced by unearned discount, deferred loan origination fees, and an allowance for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Corporation is amortizing these amounts over the contractual life of the related loans.

NONACCRUAL/IMPAIRED LOANS

The accrual of interest income on loans ceases when principal or interest is past due 90 days or more and collateral is inadequate to cover principal and interest or immediately if, in the opinion of management, full collection is unlikely. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income unless fully collateralized. Subsequent payments received are either applied to the outstanding principal balance or recorded as interest income, depending on management's assessment of the ultimate collectibility of principal. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest income on such loans is recognized only to the extent of interest payments received.

EARNINGS PER SHARE OF COMMON STOCK

Earnings per share of common stock were computed based on weighted average shares outstanding. For diluted earnings per share, net income is divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents. The corporation's common stock equivalents consist of outstanding stock options. See Note 11 for further details.

A reconciliation of the weighted average shares outstanding used to calculate basic net income per share and diluted net income per share follows. There is no adjustment to net income to arrive at diluted net income per share.

	2004	2003	2002
Weighted average shares outstanding (basic)	1,727,856	1,733,477	1,737,298
Impact of common stock equivalents	28,188	27,086	23,691
Weighted average shares outstanding (diluted)	1,756,044	1,760,563	1,760,989

For financial reporting purposes, the provision for loan losses charged to operating expense is based on management's judgment, whereas for federal income tax purposes, the amount allowable under present tax law is deducted. Additionally, deferred compensation is charged to operating expense in the period the liability is incurred for financial reporting purposes, whereas, for federal income tax purposes, these expenses are deducted when paid. There are also differences between the amount of depreciation expensed for tax and financial reporting purposes, and an income tax effect caused by the adjustment to fair value for available for sale securities. As a result of these timing differences, deferred income taxes are provided in the financial statements. See Note 14 for further details.

CASH FLOWS

For purposes of the Statements of Cash Flows, the company has defined cash and cash equivalents as highly liquid debt instruments with maturities of three months or less. They are included in the balance sheet caption "cash and due from banks". As permitted by generally accepted accounting principles, the company has elected to present the net increase or decrease in deposits in banks, loans and deposits in the Statements of Cash Flows.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Generally Accepted Accounting Principles (GAAP) require disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. GAAP excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the corporation. See Note 19 for further details.

The following methods and assumptions were used by the corporation in estimating fair values of financial instruments as disclosed herein:

- *Cash and Cash Equivalents*. The carrying amounts of cash and short-term instruments approximate their fair value.
- *Interest Bearing Balances with Banks*. Interest bearing balances with banks having a maturity greater than one year have estimated fair values using discounted cash flows based on current market interest rates.
- *Securities to be Held to Maturity and Securities Available for Sale*. Fair values for investment securities are based on quoted market prices.
- *Loans Receivable*. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

- Deposit Liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposits and IRA's are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected maturities on time deposits.
- Federal Funds Purchased and Other Borrowed Funds. The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.
- Accrued Interest. The carrying amounts of accrued interest approximate their fair values.
- Off-Balance-Sheet Instruments. The Corporation generally does not charge commitment fees. Fees for standby letters of credit and their off-balance-sheet instruments are not significant.

ADVERTISING

The Corporation expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2004, 2003, and 2002 was $ 240,029, $ 199,968, and $ 210,196, respectively.

COMPREHENSIVE INCOME

The Corporation follows generally accepted accounting principles when reporting comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from nonowner sources. It includes all changes in equity except those resulting from investments by stockholders and distributions to stockholders. Comprehensive income includes net income and certain elements of "other comprehensive income" such as foreign currency transactions; accounting for futures contracts; employers accounting for pensions; and accounting for certain investments in debt and equity securities.

The Corporation has elected to report its comprehensive income in the statement of stockholders' equity. The only element of "other comprehensive income" that the Corporation has is the unrealized gains or losses on available for sale securities.

During 2003, the Corporation revised estimated calculations for unrealized holding gains (losses) on certain equity securities in its available-for-sale portfolio due to the continuing development of reliable sources for market values of securities traded in the over-the-counter market. Consequently, investments that were not marked to market in the past are recorded at market value in 2003.

The components of the change in net unrealized gains (losses) on securities are as follows:

	2004	2003	2002
		(000 omitted)	
Gross unrealized holding gains (losses) arising during the year	$ 5,368	$ 10,432	$ 3,738
Reclassification adjustment for (gains) realized in net Income	(2,648)	(3,143)	(1,720)
Net unrealized holding gains (losses) before taxes	2,720	7,289	2,018
Tax effect	(925)	(2,478)	(686)
Net change	$ 1,795	$ 4,811	$ 1,332

STOCK OPTION PLANS

The Corporation applies APB Opinion 25 and related Interpretations in accounting for its stock option plans. Accordingly, only compensation cost for the intrinsic value of options has been recognized. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by FASB Statement No. 123, the Corporation's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		2004	2003	2002
Net income (000 omitted)	As reported	$ 4,723	$ 4,951	$ 4,853
	Pro forma	4,701	4,942	4,842
Earnings per share	As reported	2.73	2.86	2.79
	Pro forma	2.72	2.85	2.78
Earnings per share assuming dilution	As reported	2.69	2.81	2.76
	Pro forma	2.68	2.80	2.75

See Note 11 for further details concerning the Corporation's Stock Options Plans.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to reporting for 2004.

NOTE 2. INVESTMENT SECURITIES

The investment securities portfolio is comprised of securities classified as available for sale at December 31, 2004 and 2003, resulting in investment securities available for sale being carried at fair value.

The amortized cost and fair value of investment securities available for sale at December 31 were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(000 omitted)		
		2004		
Obligations of other U.S. government agencies	$ 2,000	$ 0	$ 4	$ 1,996
Mortgage-backed securities	2,711	22	11	2,722
Corporate bonds	3,950	79	26	4,003
Equities	20,771	12,331	120	32,982
Obligations of state and political subdivisions	20,104	1,066	2	21,168
	$ 49,536	$ 13,498	$ 163	$ 62,871
		2003		
Obligations of other U.S. government agencies	$ 4,605	$ 31	$ 0	$ 4,636
Mortgage-backed securities	3,994	46	17	4,023
Corporate bonds	4,159	157	42	4,274
Equities	18,430	9,408	185	27,653
Obligations of state and political subdivisions	21,272	1,221	3	22,490
	$ 52,460	$ 10,863	$ 247	$ 63,076

The fair values of investment securities available for sale at December 31, 2004, by contractual maturity, are shown below. Contractual maturities will differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale Amortized Cost	Fair Value
	(000 omitted)	
Due in one year or less	$ 1,345	$ 1,373
Due after one year through five years	5,121	5,230
Due after five years through ten years	4,333	4,608
Due after ten years	15,255	15,956
	26,054	27,167
Mortgage-backed securities	2,711	2,722
Equity securities	20,771	32,982
	$ 49,536	$ 62,871

Proceeds from sales and maturities of investment securities available for sale during 2004, 2003, and 2002, were $ 11,617,000, $ 12,800,000, and $ 15,820,000, respectively. Gross realized gains and losses on those sales and maturities were $ 2,648,000 and $ 0 for 2004, $ 3,143,000 and $ 0 for 2003, and $ 1,720,000 and $ 0 for 2002, respectively.

Securities carried at $ 16,880,300 and $ 19,589,285 at December 31, 2004 and 2003, respectively, were pledged to secure public funds and for other purposes as required or permitted by law.

Restricted bank stock includes:

	2004	2003
	(000 omitted)	
Federal Reserve Bank stock	$ 81	$ 81
Federal Home Loan Bank stock	2,477	2,838
Federal Home Loan Mortgage Corporation preferred stock	250	250
Atlantic Central Bankers Bank	50	50
	$ 2,858	$ 3,219

The following table shows the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	(000 omitted)					
	Less than 12 Months		12 Months or Greater		Total	
Description	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Obligations of other U.S. government agencies	$1,996	$ 4	$ 0	$ 0	$1,996	$ 4
Mortgage-backed securities	1,885	11	0	0	1,885	11
Corporate bonds	468	6	950	20	1,418	26
Equities	1,399	61	154	59	1,553	120
Obligations of state and political subdivisions	0	0	178	2	178	2
Total	$5,748	$ 82	$1,282	$ 81	$7,030	$ 163

Management considers several factors in determining that these losses are temporary, such as market analysis, security price volatility, and specific security analysis.

Activity in the allowance for loan losses is summarized as follows:

	2004	2003	2002
		(000 omitted)	
Balance at beginning of period	$ 1,864	$ 1,632	$ 1,577
Recoveries	60	63	51
Provision for possible loan losses charged to income	360	360	310
Total	2,284	2,055	1,938
Losses	382	191	306
Balance at end of period	$ 1,902	$ 1,864	$ 1,632

NOTE 4. PREMISES, EQUIPMENT, FURNITURE AND FIXTURES

	Cost	Accumulated Depreciation	Depreciated Cost
		(000 omitted)	
		2004	
Premises (including land $1,316)	$ 5,684	$ 2,257	$ 3,427
Equipment, furniture and fixtures	3,375	2,772	603
Totals, December 31, 2004	$ 9,059	$ 5,029	$ 4,030
		2003	
Premises (including land $ 798)	$ 5,477	$ 1,971	$ 3,506
Equipment, furniture and fixtures	3,191	2,539	652
Totals, December 31, 2003	$ 8,668	$ 4,510	$ 4,158

Depreciation expense amounted to $ 392,404 in 2004, $ 385,580 in 2003, and $ 429,480 in 2002.

NOTE 5. REAL ESTATE OWNED OTHER THAN PREMISES

Included in real estate owned other than premises are certain properties which are located adjacent to the main office, as well as in Chambersburg and Waynesboro. The Bank intends to hold these properties for future expansion purposes in order to protect its competitive position, and are renting certain of these properties until such time as the Bank decides they are needed. The depreciated cost of these properties was $ 982,636 and $ 476,136 at December 31, 2004 and 2003, respectively.

NOTE 6. LOANS

RELATED PARTY LOANS

The company's subsidiary has granted loans to the officers and directors of the company and its subsidiary and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $ 2,112,724 and $ 3,289,663 at December 31, 2004 and 2003, respectively. During 2004, $ 592,315 of new loans were made and repayments totaled $ 1,769,254.

Outstanding loans to bank employees totaled $ 2,458,889 and $ 2,467,001 at December 31, 2004 and 2003, respectively.

The following table shows the maturities and sensitivities of loans to changes in interest rates based upon contractual maturities and terms as of December 31, 2004.

	Due within one year	Due over 1 but within 5 years	Due over 5 years	Non-accruing loans	Total
			(000 omitted)		
Loans at predetermined interest rates	$ 20,019	$ 25,805	$ 29,881	$ 9	$ 75,714
Loans at floating or adjustable interest rates	20,865	28,491	104,399	0	153,755
Total (1)	$ 40,884	$ 54,296	$ 134,280	$ 9	$ 229,469

(1) These amounts have not been reduced by the allowance for possible loan losses.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

	Contract or Notional Amount 2004	2003
	(000 omitted)	
Financial instruments whose contract amounts represent credit risk at December 31:		
Commitments to extend credit	$ 33,517	$ 25,919
Standby letters of credit and financial guarantees written	587	671
	$ 34,104	$ 26,590

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Corporation holds collateral supporting those commitments when deemed necessary by management.

NOTE 8. NONACCRUAL/IMPAIRED LOANS

Loans 90 days or more past due (still accruing interest) were as follows at December 31:

	2004	2003	2002
		(000 omitted)	
Commercial loans	$ 0	$ 112	$ 0
Real estate mortgages	0	97	141
Consumer loans	13	76	24
Total	$ 13	$ 285	$ 165

The following table shows the principal balances of nonaccrual loans as of December 31:

	2004	2003	2002
		(000 omitted)	
Nonaccrual loans	$ 9	$ 540	$ 782
Interest income that would have been accrued at original contract rates	0	$ 12	$ 85
Amount recognized as interest income	0	4	6
Foregone revenue	$ 0	$ 8	$ 79

The Corporation had no impairment of loans at December 31, 2004, 2003, or 2002.

NOTE 9. RETIREMENT PLAN

The Corporation maintains a money purchase retirement plan for those employees who meet the eligibility requirements set forth in the plan. Substantially all of the Corporation's employees are covered by the plan. The Corporation's funding policy is to contribute annually an amount, as determined under plan provisions, necessary to meet the minimum funding standards established by the plan. Contributions charged to operations were $ 102,000 for 2004, $ 82,000 for 2003, and $ 47,000 for 2002.

NOTE 10. EMPLOYEE BENEFIT PLANS

The Corporation maintains a profit-sharing plan for those employees who meet the eligibility requirements set forth in the plan. Contributions to the plan are based on Corporation performance and are at the discretion of the Corporation's Board of Directors. Substantially all of the Corporation's employees are covered by the plan and the contribution charged to operations was $ 120,000, $ 120,000, and $ 110,000, for 2004, 2003, and 2002, respectively.

The Corporation maintains a deferred compensation plan for certain key executives and directors, which provides supplemental retirement and life insurance benefits. The plan is partially funded by life insurance on the participants, which lists the bank as beneficiary. The estimated present value of future benefits to be paid, which are included in other liabilities, amounted to $ 766,685 and $ 781,039 at December 31, 2004 and 2003, respectively. Annual expense of $ 80,405, $ 84,146, and $ 82,680 was charged to operations for 2004, 2003, and 2002, respectively.

During 1999 a director who was a participant of the plan deceased. The present value of this participant's benefits, which will be paid out over ten years, was $ 116,611, $ 140,287, and $ 162,108, as of December 31, 2004, 2003, and 2002, respectively.

The Corporation has a supplemental group term retirement plan which covers certain officers of the Corporation. This plan is funded with single premium life insurance on the plan participants. The cash surrender value of the policies is an unrestricted asset of the Corporation. The estimated present value of the future benefits to be paid totaled $ 82,940 and $ 52,925 at December 31, 2004 and 2003, respectively. Total annual expense for this plan was $ 60,996, $ 59,841, and $ 23,989, for 2004, 2003, and 2002, respectively.

The Corporation maintains an employee stock ownership plan (ESOP) that generally covers all employees who have completed one year of service and attained the age of twenty. Contributions to the plan are determined annually by the Board of Directors as a percentage of the participants' total compensation. Compensation for the plan is defined as compensation paid including salary reduction and Sections 125 and 401(k) but excluding nontaxable fringe benefits and any compensation over $ 200,000. The payments of benefits to participants are made at death, disability, termination or retirement. Contributions to the plan for all employees charged to operations amounted to $ 120,000, $ 120,000, and $ 110,000, for 2004, 2003, and 2002, respectively. All shares held in the plan are considered issued and outstanding for earnings per share calculations and all dividends earned on ESOP shares are charged against retained earnings, the same as other outstanding shares. Total shares of the plan were 86,215 and 81,586 at December 31, 2004 and 2003, respectively.

NOTE 11. STOCK OPTION PLANS

In 1996 the Corporation implemented two nonqualified stock option plans, which are described below. The compensation cost that has been charged against income for those plans was $ 67,965, $ 104,819, and $ 51,353 for 2004, 2003, and 2002, respectively.

The first plan is for select key employees. This plan granted options for up to 1,703 shares at a purchase price of $ 1.00 per share. These options can be exercised only by the key employees during his/her lifetime.

The second plan is for outside directors. This plan granted options of 4,644, 4,060, and 3,600 shares for each director at $ 38.75, $ 30.00, and $ 24.25, per share for the years ended December 31, 2004, 2003, and 2002, respectively, which was based on the market value of the stock at the grant date. Options are vested one year following the grant date and expire upon the earlier of 120 months following the date of the grant or one year following the date on which a director ceases to serve in such a capacity for the corporation. At December 31, 2004 the range of exercise prices was from $ 11.91 to $ 38.75 per share. At December 31, 2004, there were 107,808 shares that can still be granted under these plans.

A summary of the status of the Corporation's two fixed stock option plans as of December 31 is as follows:

	- - 2004 - -		- - 2003 - -		- - 2002 - -	
Fixed Options	**Shares**	**Weighted Average Exercise Price Per Share**	**Shares**	**Weighted Average Exercise Price Per Share**	**Shares**	**Weighted Average Exercise Price Per Share**
Outstanding at beginning of year	23,316	$ 22	23,691	$ 21	25,102	$ 21
Granted	6,347	29	5,683	22	5,040	18
Exercised	1,703	1	6,058	21	3,548	10
Forfeited/expired	0	0	0	0	2,903	21
Outstanding at end of year	27,960	$ 25	23,316	$ 22	23,691	$ 21
Options exercisable at year end	23,316		20,068		20,091	
Weighted average fair value of options per share granted during the year	$ 7.11		$ 4.40		$ 3.33	

Outstanding options at December 31, 2004 consist of the following:

	Shares Outstanding	Shares Exercisable	Remaining Contractual Life	Exercise Price
	2,720	2,720	2 years	$ 11.91
	2,856	2,856	3 years	16.19
	2,856	2,856	4 years	22.25
	2,720	2,720	5 years	32.13
	2,600	2,600	6 years	24.37
	3,436	3,436	7 years	20.13
	2,880	2,880	8 years	24.25
	3,248	3,248	9 years	30.00
	4,464	0	10 years	38.75
Total/Average	27,960	23,316	8 years	$ 25.00

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2004	2003	2002
Dividend yield	3.0%	2.8%	2.8%
Expected life	8	8	8
Expected volatility	15.02	14.26	13.50
Risk-free interest rate	4.55	3.50	3.50

NOTE 12. DEPOSITS

Included in savings deposits at December 31 are NOW and Money Market Account balances totaling $ 93,168,000 and $ 90,089,000 for 2004 and 2003, respectively.

Time deposits of $ 100,000 and over aggregated $ 17,500,000 and $ 14,509,480 at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003 the scheduled maturities of time deposits of $ 100,000 and over are as follows:

	2004	2003
	(000 omitted)	
Maturity		
Three months or less	$ 2,977	$ 1,965
Over three months through twelve months	7,022	5,036
Over twelve months	7,501	7,508
	$ 17,500	$ 14,509

At December 31, 2004 scheduled maturities of all time deposits are as follows:

	(000 omitted)
2005	$42,499
2006	22,768
2007	8,654
2008	5,582
2009	4,218
	$ 83,721

The aggregate amount of demand deposits reclassified as loan balances were $ 70,541 and $ 506,904 at December 31, 2004 and 2003, respectively.

The Corporation accepts deposits of the officers, directors, and employees on the same terms, including interest rates, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of deposits of officers, directors and employees totaled $ 2,594,629 and $ 2,422,286 at December 31, 2004 and 2003, respectively.

NOTE 13. LIABILITIES FOR OTHER BORROWED FUNDS

The total amount available under lines of credit at other area banks at December 31, 2004 and 2003 was $ 11,600,000 and $ 5,800,000, respectively. Of this amount, $ 4,350,000 and $ 3,935,000 were outstanding at December 31, 2004 and 2003, respectively. Interest on these lines ranged from 3.00% to 5.25% for 2004 and 2003.

In addition, $ 356,709 and $ 202,595 of the balance of liabilities for other borrowed funds at December 31, 2004 and 2003, respectively, represents the balance of the Treasury Tax and Loan Investment Program. The Corporation elected to enter into this program in accordance with federal regulations. This program permits the Corporation to borrow these Treasury Tax and Loan funds by executing an open-ended interest bearing note to the Federal Reserve Bank. Interest is payable monthly and is computed at 1/4% below the Federal Funds interest rate. The note is secured by U.S. Government obligations with a par value of $ 756,950 and $ 439,915 at December 31, 2004 and 2003, respectively.

The Corporation also had the following borrowings from the Federal Home Loan Bank:

	2004		2003		
Loan Type	**Interest Rate**	**Balance**	**Interest Rate**	**Balance**	**Maturity**
Convertible	5.25	$ 5,000,000	5.25	$ 5,000,000	04/06/11
Convertible	5.01	5,000,000	5.01	5,000,000	11/24/08
Convertible	4.63	5,000,000	4.63	5,000,000	11/20/08
Convertible	5.395	5,000,000	5.395	5,000,000	09/15/08
Line of credit (1)	2.21	225,000	1.03	13,236,000	02/27/05
Convertible	3.99	5,000,000	3.99	5,000,000	11/27/12
Convertible	4.13	5,000,000	4.13	5,000,000	05/07/18
		$ 30,225,000		$ 43,236,000	

(1) Total remaining amount available under this line is $ 24,775,000 at December 31, 2004.

Total maximum borrowing capacity from Federal Home Loan Bank at December 31, 2004 was $ 151,216,000. Collateral for borrowings consists of certain securities and the Corporation's 1-4 family mortgage loans totaling approximately $ 151 million at December 31, 2004.

NOTE 14. INCOME TAXES

The components of income tax expense are summarized as follows:

	2004	2003	2002
	(000 omitted)		
Current year provision:			
Federal	$ 1,512	$ 1,535	$ 1,604
State	260	294	151
Deferred income taxes (benefit)	(83)	(8)	8
	$ 1,689	$ 1,821	$ 1,763

Federal income taxes were computed after reducing pretax accounting income for non-taxable income in the amount of $ 1,703,078, $ 1,810,195, and $ 1,741,545 for 2004, 2003, and 2002, respectively.

A reconciliation of the effective applicable income tax rate to the federal statutory rate is as follows:

	2004	2003	2002
Federal income tax rate	34.0%	34.0%	34.0%
Increase resulting from:			
State taxes, net of federal tax benefit	3.9	4.2	2.3
Reduction resulting from:			
Nontaxable interest income	11.6	11.3	9.7
Effective income tax rate	26.3%	26.9%	26.6%

Deferred tax assets have been provided for deductible temporary differences related to the allowance for loan loss, deferred compensation, and interest on nonaccrual loans. Deferred tax liabilities have been provided for taxable temporary differences related to depreciation and unrealized gains on securities available for sale. The net deferred taxes included in the accompanying balance sheets at December 31 are as follows:

	2004	2003	2002
Deferred Tax Assets			
Bad debts	$ 496	$ 483	$ 404
Deferred compensation	261	266	276
Non-accrual loan income	0	4	27
	$ 757	$ 753	$ 707
Deferred Tax Liabilities			
Depreciation	($ 63)	($ 50)	(13)
Unrealized gain on investment securities	(4,808)	(3,977)	(1,498)
	(4,871)	(4,027)	(1,511)
Net deferred tax (liability)	($ 4,114)	($ 3,274)	($ 804)

The company has not recorded a valuation allowance for the deferred tax assets as management feels that it is more likely than not that they will be ultimately realized.

COMPANY ONLY) FINANCIAL INFORMATION

The following are the condensed balance sheets, statements of income, and statements of cash flows for the parent company:

Balance Sheets
December 31

	2004	2003
	(000 omitted)	
Assets		
Cash	$ 13	$ 3
Securities available for sale	32,983	27,653
Investment in The First National Bank of Greencastle	24,564	24,333
Total assets	$57,560	$ 51,989
Liabilities		
Other liabilities	$6,739	$ 5,416
Notes payable – subsidiary	2,400	2,200
Notes payable – other	4,350	3,935
Total liabilities	13,489	11,551
Stockholders' Equity		
Common stock, no par value; authorized 5,000,000 shares, issued 1,780,100 shares	2,225	2,225
Additional paid-in capital	6,782	6,763
Retained earnings	28,177	25,765
Accumulated other comprehensive income	8,801	7,006
	45,985	41,759
Less: Cost of Treasury stock, 58,109 shares – 2004; 45,595 shares – 2003	(1,914)	(1,321)
Total stockholders' equity	44,071	40,438
Total liabilities and stockholders' equity	$ 57,560	$ 51,989

Statements of Income
Years Ended December 31

	2004	2003	2002
	(000 omitted)		
Income			
Dividends	$ 520	$ 409	$ 334
Net gain on sale of securities	2,648	3,130	1,720
Cash dividends from wholly-owned subsidiary	2,711	2,149	1,147
	5,879	5,688	3,201
Expenses			
Interest	272	197	185
Taxes	896	1,057	573
Postage and printing	38	39	36
Management fees	108	102	102
Professional fees	249	286	152
Other expenses	2	36	0
	1,565	1,717	1,048
Income before equity in undistributed income	4,314	3,971	2,153
Equity in undistributed income of subsidiary	409	980	2,700
Net Income	$ 4,723	$ 4,951	$ 4,853

Statements of Cash Flows
Years Ended December 31

	2004	2003	2002
	(000 omitted)		
Cash flows from operating activities:			
Net income	$4,723	$4,951	$4,853
Adjustments to reconcile net income to cash provided by operating activities:			
Net gain on sale of investment securities	(2,648)	(3,130)	(1,720)
Equity in undistributed income of subsidiary	(409)	(980)	(2,700)
Increase in accrued expenses	(587)	808	304
Net cash provided by operating activities	1,079	1,649	737
Cash flows from investing activities:			
Purchase of investment securities	(4,512)	(6,644)	(6,145)
Sales of investment securities	4,819	6,011	5,416
Net cash provided (used) by investing activities	307	(633)	(729)
Cash flows from financing activities:			
Purchase of treasury stock	(835)	(513)	(545)
Proceeds from sale of treasury stock	261	508	167
Dividends paid	(1,417)	(2,149)	(1,147)
Net proceeds (payments) on/from short-term borrowings	615	1,135	1,521
Net cash (used) by financing activities	(1,376)	(1,019)	(4)
Net increase (decrease) in cash	10	(3)	4
Cash, beginning	3	6	2
Cash, ending	$ 13	$ 3	$ 6

NOTE 16. COMPENSATING BALANCE ARRANGEMENTS

Included in cash and due from banks are required deposit balances at the Federal Reserve of $ 615,000 at December 31, 2004 and 2003 and required deposit balances at Equifax of $ 41,822 and $ 39,391 at December 31, 2004 and 2003, respectively. These are maintained to cover processing costs and service charges.

NOTE 17. CONCENTRATION OF CREDIT RISK

The Corporation grants agribusiness, commercial and residential loans to customers throughout the Cumberland Valley area. The Corporation maintains a diversified loan portfolio and evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon the extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but generally includes equipment and real estate.

The Corporation maintains deposit balances at several correspondent banks, which provide check collection and item processing services to the bank. The balances with these correspondent banks, at times, exceed federally insured limits, which management considers to be a normal business risk.

The Corporation leases its facilities in Mercersburg under a noncancellable operating lease that expires in 2006. Total annual rent expense charged to operations was $ 22,200 for 2004, 2003, and 2002.

The Corporation leases its facilities in Chambersburg under a noncancellable lease that expires in September 2007, with a year-to-year basis thereafter. Total rent expense charged to operations was $ 9,600, $ 9,600, and $ 3,200 for 2004, 2003, and 2002, respectively.

The Corporation also leases a site for an Automatic Teller Machine under a noncancellable operating lease that expires in 2008 with the right to negotiate an extended lease of two additional five year terms. Total rent expense charged to operations was $ 10,800, $ 10,200, and $ 9,000 for 2004, 2003, and 2002, respectively. The lease rental for the second five years of the initial term is subject to negotiation.

Following is a schedule, by years, of future minimum rentals under the lease agreements as of December 31, 2004:

Year Ending	
2005	42,600
2006	42,600
2007	17,200
2008	3,600
	$ 106,000

NOTE 19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Corporation's financial instruments were as follows at December 31:

	--- 2004 ---		--- 2003 ---	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 10,045	$ 10,045	$ 8,929	$ 8,929
Interest bearing deposits with banks	196	196	675	675
Securities available for sale	62,871	62,871	63,076	63,076
Loans receivable	229,469	231,956	214,067	214,048
Accrued interest receivable	904	904	962	962
Other bank stock	2,858	2,858	3,219	3,219
FINANCIAL LIABILITIES				
Time certificates	83,721	82,020	72,069	72,988
Other deposits	146,569	146,569	134,896	134,896
Other borrowed funds	34,932	35,313	47,373	47,314
Accrued interest payable	265	265	204	204

Dividends paid by Tower Bancorp Inc. are generally provided from the subsidiary bank's dividends to Tower. The Federal Reserve Board, which regulates bank holding companies, establishes guidelines which indicate that cash dividends should be covered by current year earnings and the debt to equity ratio of the holding company must be below thirty percent. The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus retained earnings (as defined) from the prior two years. Dividends that the Bank could declare without approval of the Comptroller of the Currency, amounted to approximately $ 6,778,739 and $6,777,799 for 2004 and 2003, respectively.

The Corporation is also subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the corporation's financial statements. Under capital adequacy guidelines, the corporation is required to maintain minimum capital ratios. The "leverage ratio", compares capital to adjusted total balance sheet assets while risk-based ratios compare capital to risk-weighted assets and off-balance sheet activity in order to make capital levels more sensitive to risk profiles of individual banks. A comparison of Tower Bancorp's capital ratios to regulatory minimums at December 31 is as follows:

	Tower Bancorp 2004	Tower Bancorp 2003	Regulatory Min. Requirements
Leverage ratio	11.27%	11.74%	4%
Risk-based capital ratio Tier I (core capital)	16.55%	17.03%	4%
Combined Tier I and Tier II (core capital plus allowance for loan losses)	20.02%	20.06%	8%

As of December 31, 2004 the most recent notification from the Office of the Comptroller of the Currency categorized the financial institution as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the financial institution's category.

	2004	2003	2002	2001	2000
INCOME			(000 OMITTED)		
Interest income	$ 14,126	$ 14,350	$ 15,780	$ 16,510	$ 15,523
Interest expense	4,011	4,267	5,252	6,988	7,295
Provision for loan losses	360	360	310	120	0
Net interest income after provision for loan losses	9,755	9,723	10,218	9,402	8,228
Other operating income	4,336	4,525	3,057	2,937	3,615
Other operating expenses	7,679	7,476	6,659	6,702	6,261
Income before income taxes	6,412	6,772	6,616	5,637	5,582
Applicable income tax	1,689	1,821	1,763	1,636	1,489
Net income	$ 4,723	$ 4,951	$ 4,853	$ 4,001	$ 4,093

Per share amounts are based on the following weighted average shares outstanding.

2004 - 1,727,856 2002 - 1,737,298 2000 - 1,761,699
2003 - 1,733,477 2001 - 1,745,847

	2004	2003	2002	2001	2000
Net income	$ 2.73	$ 2.86	$ 2.79	$ 2.29	$ 2.32
Cash dividend paid	1.34	1.26	.84	1.12	.56
Book value	25.51	23.33	18.92	16.33	15.14

	2004	2003	2002	2001	2000
YEAR-END BALANCE SHEET FIGURES			(000 OMITTED)		
Total assets	$ 316,890	$ 300,738	$ 262,589	$ 245,574	$ 224,512
Net loans	227,567	212,203	185,905	166,100	145,984
Total investment securities	65,729	66,295	54,000	59,005	60,022
Deposits – noninterest bearing	23,944	18,412	13,297	13,328	16,359
Deposits – interest bearing	206,346	188,553	174,260	164,271	160,638
Total deposits	230,290	206,965	187,557	177,599	176,997
Total stockholders' equity	44,071	40,438	32,866	28,518	26,676

Ratios	2004	2003	2002	2001	2000
Average equity/average assets	13.76	13.01	12.10	11.96	10.96
Return on average equity	11.24	14.46	15.81	14.40	17.17
Return on average assets	1.55	1.80	1.91	1.72	1.88

The unaudited quarterly results of operations for the years ended December 31, 2004 and 2003 are as follows:

	2004 Quarter Ended				2003 Quarter Ended			
($ 000 omitted except per share)	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Interest income	$ 3,445	$ 3,487	$ 3,557	$ 3,637	$ 3,670	$ 3,663	$ 3,604	$ 3,497
Interest expense	982	989	1,050	990	1,111	1,103	1,060	993
Net interest income	2,463	2,498	2,507	2,647	2,559	2,560	2,544	2,504
Provision for loan losses	90	90	90	90	90	90	90	90
Net interest income after provision for loan losses	2,373	2,408	2,417	2,557	2,469	2,470	2,454	2,414
Other income	1,031	1,047	784	1,474	1,365	1,063	1,114	899
Other expenses	2,018	2,038	1,998	1,625	1,896	1,994	1,962	1,624
Operating income before income taxes	1,386	1,417	1,203	2,406	1,938	1,539	1,606	1,689
Applicable income taxes	365	373	309	642	532	419	438	432
Net income	$ 1,021	$ 1,044	$ 894	$ 1,764	$ 1,406	$ 1,120	$ 1,168	$ 1,257
Net income applicable to common stock								
Per share data: Net income	$ .59	$ .60	$ .52	$ 1.02	$ .81	$ .65	$ .67	$ .73

Interest Rates and Interest Differential Tax Equivalent Yields
Years Ended December 31

	AVERAGE BALANCE	INTEREST	RATE	AVERAGE BALANCE	INTEREST	RATE	AVERAGE BALANCE	INTEREST	RATE
	2004			2003			2002		
	(000 OMITTED)			(000 OMITTED)			(000 OMITTED)		
ASSETS									
Investment Securities:									
Taxable interest income ...	$ 41,994	$ 997	2.40%	$ 34,041	$ 1,091	3.20%	$ 30,551	$ 1,352	4.40%
Nontaxable interest income	19,552	1,059	5.40%	20,559	1,117	5.40%	21,222	1,153	5.40%
Total investment securities	61,546	2,056	3.30%	54,600	2,208	4.00%	51,773	2,505	4.80%
Loans (net of unearned discounts)	220,789	12,031	5.50%	198,599	12,073	6.10%	183,805	13,130	7.10%
Other short-term investments	3,623	39	1.10%	4,428	69	1.60%	5,666	145	2.60%
Total interest earning assets	285,958	$ 14,126	4.90%	257,627	$ 14,350	5.60%	241,244	$ 15,780	6.60%
Allowance for loan losses	(1,872)			(1,722)			(1,606)		
Cash and due from banks	8,261			6,869			8,511		
Bank premises and equipment	4,732			4,126			3,416		
Other assets	8,436			8,072			2,517		
Total assets	$305,515			$274,972			$ 254,082		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing demand deposits	$ 92,933	$ 443	0.50%	$ 84,107	$ 539	0.60%	$ 76,373	$ 932	1.20%
Savings deposits	28,787	84	0.30%	25,702	110	0.40%	22,792	200	0.90%
Time deposits	75,463	1,780	2.40%	72,307	1,993	2.80%	71,631	2,665	3.70%
Borrowed funds	41,160	1,704	4.10%	40,252	1,625	4.00%	41,487	1,455	3.50%
Total interest bearing liabilities	238,343	$ 4,011	1.70%	222,368	$ 4,267	1.90%	212,283	$ 5,252	2.50%
Demand deposits	19,386			15,144			12,470		
Other liabilities	5,753			3,216			1,367		
Total liabilities	263,482			240,728			223,390		
Stockholders' equity	42,033			34,244			30,692		
Total liabilities & stockholders' equity	$305,515			$274,972			$254,082		
Net interest income/net yield on average earning assets		$10,115	3.50%		$10,083	3.90%		$10,528	4.40%

TAX EQUIVALENT YIELDS

	2004 VERSUS 2003 INCREASE (DECREASE) DUE TO CHANGE IN		
	Average Volume	Average Rate	Total Increase (Decrease)
		(000 OMITTED)	
Interest Income			
Loans (net of unearned discounts)	$ 1,354	($1,396)	($ 42)
Taxable investment securities	382	(482)	(100)
Nontaxable investment securities	(51)	(66)	(117)
Other short-term investments	(31)	66	35
Total interest income	1,654	(1,878)	(224)
Interest Expense			
Interest bearing demand	53	(149)	(96)
Savings deposits	12	(38)	(26)
Time deposits	88	(301)	(213)
Other short-term borrowings	39	40	79
Total interest expense	192	(448)	(256)
Net interest income			$ 32

	2003 VERSUS 2002 INCREASE (DECREASE) DUE TO CHANGE IN		
	Average Volume	Average Rate	Total Increase (Decrease)
		(000 OMITTED)	
Interest Income			
Loans (net of unearned discounts)	$ 1,065	($2,122)	($ 1,057)
Taxable investment securities	154	(415)	(261)
Nontaxable investment securities	(36)	0	(36)
Other short-term investments	(32)	(44)	(76)
Total interest income	1,151	(2,581)	(1,430)
Interest Expense			
Interest bearing demand	93	(486)	(393)
Savings deposits	26	(116)	(90)
Time deposits	25	(697)	(672)
Other short-term borrowings	(43)	213	170
Total interest expense	101	(1,086)	(985)
Net interest income			($ 445)

Changes which are attributed in part to volume and in part to rate are allocated in proportion to their relationships to the amounts of changes.

December 31, 2004

The following table shows the maturities of investment securities at amortized cost as of December 31, 2004, and weighted average yields of such securities. Yields are shown on a taxable equivalent basis, assuming a 34% federal income tax rate.

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
			(000 OMITTED)		
BONDS:					
U.S. Government agencies/mortgage-backed securities					
Book value	$ 16	$ 2,248	$ 2,036	$ 411	$ 4,711
Yield	5.97%	3.84%	4.07%	4.65%	4.02%
State and municipal					
Book value	$ 344	$ 1,616	$ 4,333	$ 13,810	$ 20,103
Yield	5.92%	6.02%	7.65%	7.76%	7.56%
Other					
Book value	$ 1,002	$ 1,505	$ 1,444	$ 0	$ 3,951
Yield	6.18%	5.71%	2.98%	0.00%	4.83%
Total book value	$ 1,362	$ 5,369	$ 7,813	$ 14,221	$ 28,765
Yield	6.11%	5.02%	5.85%	7.67%	6.61%
EQUITY SECURITIES:					
Total Equity Securities					$ 20,771
Yield					2.63%
Total Investment Securities					$ 49,536
Yield					4.94%

The following discussion and analysis should be read in conjunction with the selected supplementary financial information presented in this report.

OPERATING RESULTS

The results of operations and financial condition are explained through an analysis of fluctuations in net interest income and other noninterest income and expense items.

Net interest income is the difference between total interest income and total interest expense. Interest income is generated through earning assets which include loans, deposits with other banks and investments. The amount of interest income is dependent on many factors including the volume of earning assets, the level of and changes in interest rates, and volumes of nonperforming loans. The cost of funds varies with the volume of funds necessary to support earning assets, the rates paid to maintain deposits, rates paid on borrowed funds and the level of interest-free deposits.

Net income was $ 4,723,000 in 2004 compared to $ 4,951,000 in 2003 and $ 4,853,000 in 2002. Net income on an adjusted per share basis for 2004 was $ 2.73 down $ .13 from $ 2.86, realized during 2003.

Total interest income decreased $ 224,000 from 2003 to 2004 and $ 1,423,000 from 2002 to 2003. Decreases in 2004 and 2003 were due to reductions in rates. Average loans outstanding in 2004 increased 11.2% over 2003. However, the continuing decline in rates resulted in a 0.3% decrease in interest income from loans in 2004 as compared to a 8.0% decrease realized in 2003. Earnings on investments (excluding gains from sales) decreased 8.0% in 2004 compared to a 14.0% decrease in 2003. This decrease was primarily the result of decreased average rates of investment securities which dropped to 3.3% in 2004 from 4.0% in 2003. Total average earning assets increased 11.0% in 2004 compared to 6.8% in 2003. Increases in earning assets during 2004 and 2003 were proportionately higher in loans, which typically produce higher yields than investments.

Interest from loans accounted for 85% of total interest income for 2004, as compared to 84% and 83% for 2003 and 2002, respectively. Interest and dividends on investments amounted to $ 2,095,000 or 15.0% of interest income for 2004, as compared to $ 2,277,000 or 16% in 2003 and $ 2,650,000 or 17% in 2002.

Total interest expense was $ 4,011,000 for 2004, a decrease of $ 256,000 over the $ 4,267,000 for 2003. The increase in total average interest bearing deposits was 8.3% in 2004 compared to 6.6% in 2003. Overall growth was moderate during 2004 and 2003 with interest bearing demand deposits increasing 10.5% and time deposits and savings increasing 4.4% and 12.0%, respectively. Although overall growth was moderate during 2004, rates decreased 20 basis points which caused a decrease in interest expense on deposits of 12.7%. There was little change in the level of borrowed funds resulting in an overall increase in interest expense on borrowed funds by 4.9%. This change in volume along with the decreased level of rates paid for deposits and on borrowed funds was offset somewhat by increases in average volumes in earning assets. The decrease in rates on earning assets caused the overall net interest margin to decrease by 40 basis points for 2004 compared to 2003.

The Corporation's net charge-offs have been lower than peer group performance for the past five years. Net charge-offs were $ 322,000, $ 128,000, and $ 255,000 for 2004, 2003, and 2002, respectively. Previous years' net recoveries, as well as an improving loan portfolio, have allowed the bank to have a current year provision of $ 360,000, $ 360,000, and $ 310,000 for 2004, 2003, and 2002, respectively. The provisions were based on management's evaluation of the adequacy of the reserve balance and represent amounts considered necessary to maintain the reserve at the appropriate level based on the quality of the loan portfolio and other economic conditions.

Management has significantly expanded its detailed review of the loan portfolio, which is performed quarterly, in an effort to identify and act more readily on loans with deteriorating trends. As a result, nonaccrual loans have decreased and were less than 1% of total loans over the past several years.

Management is not aware of any problem loans that are indicative of trends, events, or uncertainties that would significantly impact future operations, liquidity or capital. Management also recognizes the need to maintain an adequate reserve to meet the constant risks associated with a growing loan portfolio and an expanding customer base and intends to continue to maintain the reserve at appropriate levels based on ongoing evaluations of the loan portfolio.

Other income represents service charges on deposit accounts, late fees on loans, commissions and fees received for the sale of travelers' checks, money orders and savings bonds, fees for trust services, fees for investment services, securities gains and losses and other income, such as safe deposit box rents. Other income decreased $ 189,000 or 4.2% for 2004 over 2003, and increased $ 1,468,000 or 48.0% for 2003 over 2002. The decrease in 2004 was due to decreased gains on investment security sales.

The noninterest expenses are classified into four main categories: salaries and employee benefits; occupancy expenses, which include depreciation, maintenance, utilities, taxes and insurance; equipment expenses, which include depreciation, rents and maintenance; and other operating expenses, which include all other expenses incurred in operating the Corporation.

Personnel related expenses increased $ 177,000 or 4.5% in 2004 over 2003, compared to an increase of $ 343,000 or 9.6% in 2003 over 2002. Occupancy and equipment expense increased by 6.8% from 2004 to 2003 compared to an increase of 1.2% from 2003 to 2002. Management expected noninterest expenses to increase in 2004 and 2003 with the opening of their new branches and they expect noninterest expense to continue increasing as their plans to expand take place. Other operating expenses decreased $ 82,000 or 4.1% in 2004 over 2003, compared to an increase of $ 455,000 or 29.8% in 2003 over 2002. Total noninterest expenses increased 2.7% in 2004, compared to a decrease of 12.3% in 2003.

Applicable income taxes changed between 2002, 2003, and 2004 as a result of changes in pre-tax accounting income and taxable income. As described in Note 1 of the Notes to Consolidated Financial Statements, deferred income taxes have been provided for timing differences in the recognition of certain expenses between financial reporting and tax purposes. Deferred income taxes have been provided at prevailing tax rates for such items as depreciation, provision for loan losses, deferred compensation, interest income on nonaccrual loans and unrealized gains and losses on investment securities available for sale as accounted for under SFAS 115. The marginal tax rate at which deferred taxes were provided during 2004 and 2003 is 34%. At December 31, 2004 and 2003, deferred taxes amounted to ($ 4,114,000) and ($ 3,247,000), respectively. This increase is due mainly to a change in the estimate of unrealized gains and losses on investment securities. If all timing differences reversed in 2004, the actual income taxes saved by the recognition of the aforementioned expenses would not be significantly different from the deferred income taxes recognized for financial reporting purposes.

The current level of nontaxable investment and loan income is such that the Corporation is not affected by the alternative minimum tax rules.

CRITICAL ACCOUNTING POLICIES

The Bank policy related to the allowance for loan losses is considered to be a critical accounting policy because the allowance for loan losses represents a particularly sensitive accounting estimate. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, *"Accounting for Certain Loans or Debt Securities Acquired in a Transfer."* The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of the SOP applies to unhealthy "problem" loans that have been acquired, either individually in a portfolio, or in a business acquisition. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP does not apply to loans originated by the Company. The Company intends to adopt the provisions of SOP 03-3 effective January 1, 2005, and does not expect the initial implementation to have a significant effect on the Company's consolidated financial position or consolidated results of operations.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, *"Application of Accounting Principles to Loan Commitments"* ("SAB 105"). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments ("IRLC"), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, *"Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133."* Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The Company has adopted the provisions of SAB 105. Since the provisions of SAB 105 affect only the timing of the recognition of mortgage banking income, management does not anticipate that this guidance will have a material adverse effect on either the Company's consolidated financial position or consolidated results of operations.

Emerging Issues Task Force Issue No. (EITF) 03-1 *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"* was issued and is effective March 31, 2004. The EITF 03-1 provides guidance for determining the meaning of "other –than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS No. 115") and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board decided to delay the effective date for the measurement and recognition guidance contained in Issue 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in Issue 03-1 was not delayed.

EITF No. 03-16, *"Accounting for Investments in Limited Liability Companies* was ratified by the Board and is effective for reporting periods beginning after June 15, 2004." APB Opinion No. 18, *"The Equity Method of Accounting Investments in Common Stock,"* prescribes the accounting for investments in common stock of corporations that are not consolidated. AICPA Accounting Interpretation 2, *"Investments in Partnerships Ventures,"* of Opinion 18, indicates that "many of the provisions of the Opinion would be appropriate in accounting" for partnerships. In EITF Abstracts, Topic No. D-46, *"Accounting for Limited Partnership Investments,"* the SEC staff clarified its view that investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted for using the equity method. Limited liability companies (LLCs) have characteristics of both corporations and partnerships, but are dissimilar from both in certain respects. Due to those similarities and differences, diversity in practice exists with respect to accounting for non-controlling investments in LLCs. The consensus reached was that an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a non-controlling investment should be accounted for using the cost method or the equity method of accounting.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment."* This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement is effective for public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. *For public companies that file as small business issuers – as of the beginning of the first interim or annual reporting period that begins after December 15, 2005.* Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.

LIQUIDITY RISK MANAGEMENT

Liquidity and interest rate sensitivity are related but distinctly different from one another.

Liquidity involves the Corporation's ability to meet cash withdrawal needs of customers and their credit needs in the form of loans. Liquidity is provided by cash on hand and transaction balances held at correspondent banks. Liquidity available to meet credit demands and/or adverse deposit flows is also made available from sales or maturities of short-term assets. Additional sources providing funds to meet credit needs is provided by access to the marketplace to obtain interest-bearing deposits and other borrowings. At December 31, 2004, the Corporation had off-balance sheet liabilities in the form of commitments to extend credit and letters of credit in the amount of $ 34,104,000. The Corporation also has available additional borrowing capacity of up to $ 128,241,000.

Interest Rate Sensitivity Analysis

A number of measures are used to monitor and manage interest rate risk including income simulation and interest sensitivity (gap) analysis. An income simulation model is used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment, repricing and maturity of loan related assets; deposit sensitivity; market conditions and changes in other financial instruments. The Corporation's policy objective is to limit the change in annual earnings to 20% of net interest income. At December 31, 2004, based on the results of the simulation model, the Corporation would expect an increase in net interest income of $ 260,000 over a 12-month period if interest rates increased from current rates by 300 basis points. If interest rates decreased from current rates by 100 basis points, the Corporation would expect a decrease in the net interest income of $ 360,000 over a 12-month period.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest-earning assets maturing or repricing exceeds the amount of interest-bearing liabilities maturing or repricing within the same period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing exceeds the amount of interest-earning assets maturing or repricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would be in a better position to invest in higher yielding assets which would result in the yield on its assets increasing at a pace closer to the cost of its interest-bearing liabilities, than would be the case if it had a negative gap. During a period of falling interest rates, an institution with a positive gap would tend to have its assets repricing at a faster rate than one with a negative gap, which would tend to restrain the growth of its net interest income.

The Corporation closely monitors its interest rate risk as such risk relates to its operational strategies. The Corporation's Board of Directors has established an Asset/Liability Committee responsible for reviewing its asset/liability policies and interest rate risk position, which generally meets quarterly and reports to the Board on interest rate risk and trends on a quarterly basis.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004 which are anticipated by the Corporation, based upon certain assumptions described below, to reprice or mature in each of the future time periods shown. Adjustable-rate assets and liabilities are included in the table in the period in which their interest rates can next be adjusted.

	Due 0-90 Days	Due 91-360 Days	Due After 1 Year	Total
	(000 omitted)			
Rate sensitive assets				
Interest bearing deposits with banks and investment securities	$ 5,302	$ 3,174	$ 24,537	$ 33,013
Real estate, commercial and consumer loans	56,334	97,089	76,046	229,469
	$ 61,636	$100,263	$100,583	$262,482
Rate sensitive liabilities				
NOW accounts, savings deposits, and money market accounts	$124,513	$ 2,004	$ 20,052	$146,569
Certificates of deposit	11,742	29,392	42,587	83,721
Borrowings	4,932	0	30,000	34,932
	$141,187	$ 31,396	$ 92,639	$265,222
Cumulative interest sensitive GAP/total assets from financial statements	(79,551)	(10,684)	(2,740)	(2,740)
Cumulative interest sensitive GAP ratio	(25.11%)	(3.38%)	(0.87%)	(0.87%)

MARKET RISK MANAGEMENT

The Corporation has risk management policies to monitor and limit exposure to market risk, and strives to take advantage of profit opportunities available in interest rate movements.

Management continuously monitors liquidity and interest rate risk through its ALCO reporting, and reprices products in order to maintain desired net interest margins. Management expects to continue to direct its marketing efforts toward attracting more low cost retail deposits while competitively pricing its time deposits in order to maintain favorable interest spreads, while minimizing structural interest rate risk.

The following table sets forth the projected maturities and average rates for all rate sensitive assets and liabilities based on the following assumptions. All fixed and variable rate loans were based on original maturity of the note since the Corporation has not experienced a significant rewriting of loans. Investments are based on maturity date. The Corporation has historically experienced very little deposit runoff and has in fact had net gains in deposits over the past fifteen years. Based on this experience, it was estimated that maximum runoff of noninterest bearing checking would be 33% and for all other deposits except time deposits, which would be 10%. Time deposits are classified by original maturity date.

(In Thousands)	Principal/Notional Amount Maturing In:							Fair
Rate sensitive assets	**2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**	**Total**	**Value**
Fixed interest rate loans	20,019	8,375	6,808	6,030	4,592	29,890	75,714	76,145
Average interest rate	6.02	6.93	6.79	6.68	6.57	6.39	6.42	
Variable interest rate loans	20,865	6,796	6,997	7,228	7,470	104,399	153,755	155,811
Average interest rate	5.65	4.81	4.80	4.82	4.81	4.67	4.83	
Fixed interest rate securities	1,489	1,591	895	2,481	612	23,017	30,085	30,323
Average interest rate	5.80	5.12	5.42	4.28	5.07	4.86	4.89	
Noninterest bearing checking	3,991	1,197	1,197	1,197	399	15,963	23,944	23,944
Savings and interest bearing checking	3,679	2,453	2,453	2,453	1,226	110,361	112,625	122,625
Average interest rates	.45	.45	.45	.45	.45	.45	.45	
Time deposits	42,499	22,768	8,654	5,582	4,218	0	83,721	82,020
Average interest rates	2.19	2.47	3.21	3.16	3.43	0	2.50	
Fixed interest rate borrowings	0	0	0	15,000	0	15,000	30,000	30,381
Variable interest rate borrowings	4,932	0	0	0	0	0	4,932	4,932
Borrowings average interest rate	4.22	0	0	5.01	0	4.46	4.66	

[illegible]

Internal capital generation has been the primary method utilized by Tower Bancorp Inc. to increase its capital. Stockholders' equity, which exceeded $ 44.0 million at December 31, 2004 has steadily increased. Regulatory authorities have established capital guidelines in the form of the "leverage ratio" and "risk-based capital ratios." The leverage ratio compares capital to total balance sheet assets, while the risk-based ratios compare capital to risk-weighted assets and off-balance-sheet activity in order to make capital levels more sensitive to risk profiles of individual banks. A comparison of Tower Bancorp's capital ratios to regulatory minimums at December 31 is as follows:

	Tower Bancorp 2004	Tower Bancorp 2003	Regulatory Minimum Requirements
Leverage ratio	11.27%	11.74%	4%
Risk-based capital ratio Tier I (core capital)	16.55%	17.03%	4%
Combined Tier I and Tier II (core capital plus allowance for loan losses)	20.02%	20.06%	8%

Tower Bancorp, Inc. has traditionally been well above required levels and expects equity capital to continue to exceed regulatory guidelines. Certain ratios are useful in measuring the ability of a company to generate capital internally.

The following chart indicates the growth in equity capital for the past three years.

	2004	2003	2002
Equity capital at December 31 ($ 000 omitted)	$ 44,071	$ 40,438	$ 32,866
Equity capital as a percent of assets at December 31	13.91%	13.45%	12.52%
Return on average assets	1.55%	1.80%	1.91%
Return on average equity	11.24%	14.46%	15.81%
Cash dividend payout ratio	48.90%	44.13%	30.04%

STOCK MARKET ANALYSIS AND DIVIDENDS

The Corporation's common stock is traded in the over-the-counter market. As of December 31, 2004 the approximate number of shareholders of record was 1,011.

2004	Market Price	Cash Dividend
First Quarter	$ 38.65 – 43.00	$ .20
Second Quarter	40.10 – 43.00	.20
Third Quarter	40.05 – 42.00	.22
Fourth Quarter	41.00 – 44.00	.72

2003	Market Price	Cash Dividend
First Quarter	$ 29.50 – 34.90	$ .68
Second Quarter	33.80 – 36.50	.18
Third Quarter	35.10 – 36.50	.20
Fourth Quarter	35.40 – 40.00	.20

TRANSFER AGENTS AND REGISTRARS

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Investor Relations
(800) 368-5948

AUDITORS

Smith Elliott Kearns & Company, LLC
804 Wayne Avenue
Chambersburg, PA 17201
(717) 263-3910
FAX (717) 263-1787

MARKET MAKERS

Ferris, Baker Watts, Inc.
113 South Potomac Street
Hagerstown, MD 21740
(800) 344-4413
FAX (301) 791-5763

Hill Thompson Securities
15 Exchange Place
Jersey City, NJ 07302
(800) 879-9842
FAX (212) 233-2206

Boenning & Scattergood, Inc.
4 Tower Bridge - Suite 300
200 Barr Harbor Drive
West Conshohocken, PA 19428
(800) 842-8928
FAX (610) 862-0300

Monroe Securities
47 State Street
Rochester, NY 14614
(716) 546-1520
FAX (716) 263-4305

Koonce Securities, Inc.
6550 Rock Spring Drive, Suite 600
Bethesda, MD 20817
(800) 368-2806
FAX (301) 897-9794

Ryan, Beck & Co.
220 S. Orange Avenue
Livingston, NJ 07039
(800) 342-2325
FAX (973) 597-6020

Tower Bancorp, Inc. stock is traded and quoted under the symbol TOBC.

A copy of the Corporation's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished upon written request addressed to:

Mr. Franklin T. Klink,CFO
Tower Bancorp Inc.
P.O. Box 8, Center Square
Greencastle, PA 17225

Officers of the Bank
Jeff B. Shank,
President/CEO
John H. McDowell, Sr., *EVP/COO*
Franklin T. Klink, III, *SVP/CFO*
Donald G. Kunkle,
SVP/Credit Admn. Mgr.
Terry Barbuzanes,
Loan Officer
H. Wayne Bartholow,
Compliance Officer
Duane E. Bock,
Loan Officer
Cheryl Gehr,
Electronic Banking Manager
Pamela Johns,
Data Operations Manager
R. Jeffrey Nicklas,
Loan Officer
Julie M. Tarquino,
Marketing Manager
Diana L. Traver,
Human Resource Manager
Chad E. Zarger,
Security Officer

Business Development
Tracy Burger,
Business Development Officer
Carl Galligan,
Business Development Officer
Financial Consultant
Lee Springer

Bank Staff -

Greencastle Office
Kathy Fittro,
Greencastle Office Manager
Larry Angle
Darlene Bakner
Carol Barnes
Elaine Bowders
Carol Bowers
Carol Christophel
Karen Creek
Linda Eiker
Cheryl Fry
Denise Games
Cheryl Gordon
Laura Gress
Emily Grimes
Kelli Hampton
Tracy Helfrick
Anita Henry
Alma Hoffman
Sara Hollinshead
Dale Hostetter
Bradley Huston
Betty Kephart
Gloria Kimmel
Renita Lehigh
Pamela Luchs
Sandy Martin
Sarah Martin
Barbara Mathers
Lori McCalom
Spreng McIntire
Ivan Miller
Erin Mong
Jennifer Murray
Edith Myers
Kim Myers
Greg Oberholzer
Beverly Parsons
Sam Phillips
Pamela Pond
Barbara Rendel
Nancy Rice
Carol Rockwell
Cathy Rosenberry
Susan Rotondo
Stacy Shields
Rosalind Simonetti
Dianne Smith
April Snyder
Sherry Spangler
Orea Stoops
Lisa Timmons
Lori Walters
Tammy Weller
Michele Wolff
Pauline Yohn

Chambersburg Office
Linda Z. Provard,
Branch Administrator
Lianne Garner

Laurich Estates Office
Stephen Cramer,
Office Manager
Florine Chilcote
Jennifer Coons
Susan Davies
Tammy Kelly

Lincoln Way East Office
Deb Scalia,
Office Manager
Contrina Armstrong
Diane Dando
Deborah Gearhart
Colin Swain
Maugans Avenue Office
Laura C. Lowry
Office Manager
Linda S. Warren,
Loan Officer
Tania Chilcote
Milissa Payne
Karen Wilson

Mercersburg Office
Kelly Blubaugh,
Office Manager
Ron Burhanan
Brenda Carbaugh
Heidi Ezelle
Lori Gearhart-Kolinski
Amy Grove
Stacy Seville
Maureen Zahor
Quincy Office
Carol Smetzer,
Office Manager
Annette Benedict
Susan McFerren
Margaret Moore
Kelly Welsh
Shady Grove Office
Pennie Blough
Melissa Reed
Cheryl Snurr
Paulette Thomas
Waynesboro Office
Kim Shockey,
Office Manager
Todd Wolff,
Loan Officer
Emmanuela Bruner
Vicki Fahrney
Andrea Morrow
Carole Prohaska
Megan Shea
Carol Swart
Donna Wagaman

BOARD OF ASSOCIATES
Harold Gayman, *Advisor*
Carl E. Amsley
S. Evon Barvinchack, D.C.
Donald Coldsmith
Charles Eckstine
Barry Elliott
Bob Evans
Ivan Fortney, Jr.
Grant Gayman
Garon Gembe
Richard C. Grosh
Carl P. Hartman
Marvin D. Hissong
C. Gregory Hoover
Carolyn D. Horst
Roger W. Johnston
Gregory L. Kiersz
Betty J. Lehman
H. David Logan III
Lynn Y. MacBride
Waldo B. Marshall
Paul L. McClain
Ralph C. Michael
Marvin Miller
Laurie A. Myers
Fred L. Oaks
W. Jean Oliver
Scott A. Palmer
Pascual Patalinghug, Jr., MD
Richard E. Rockwell Sr.
William E. Rodgers
Violet Schmidt
Harold E. Showalter
Dale L. Stayman
Nelson E. Stayman
Joseph K. Thornton, MD
Warren Weaver
J. Edgar Wine
Gary L. Zeger
H. Martin Zimmerman, Jr.

SERVICE AWARDS

30 Years
Diana Traver

25 Years
Karen Wilson
Michele Wolff

15 Years
Terry Barbuzanes
Sandy Martin
Paulette Thomas
Lisa Timmons

10 Years
Ron Burhanan


Howard H. Stouffer
1953-1986

In Memory

We acknowledge the lifelong accomplishments of past directors Nelson M. Elliott and Howard H. Stouffer for their profound commitment to the community and to The First National Bank of Greencastle.


Nelson M. Elliott
1963-1997

Today, The First National Bank of
Greencastle stands alone - a survivor
whose tradition reaches into a past,
spanning a legacy of 140 years.
It is a legacy of service that has
touched the lives of thousands of
customers whose roots rest in the
certainty that Franklin County's
oldest bank represents them.
It truly is a home town bank.

